UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.  4  )*

                           Computervision Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    20557T101
                                 (CUSIP Number)

                               Fred M. Stone, Esq.
                           M.D. Sass Associates, Inc.
                 1185 Avenue of the Americas, New York, NY 10036
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 23, 1996
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check  the following box if a fee is being paid with the statement   .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note:   Six  copies  of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Re/Enterprise Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X

3    SEC USE ONLY
4    SOURCE OF FUNDS*
WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7    SOLE VOTING POWER
None.  See Item 5(b)
8    SHARED VOTING POWER
2,744,935
9    SOLE DISPOSITIVE POWER
None.  See Item 5(b)
10   SHARED DISPOSITIVE POWER
2,744,935
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,744,935
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.34%
14   TYPE OF REPORTING PERSON *
PN

SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X
3    SEC USE ONLY
4    SOURCE OF FUNDS*
00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7    SOLE VOTING POWER
None
8    SHARED VOTING POWER
3,333,154
9    SOLE DISPOSITIVE POWER
None
10   SHARED DISPOSITIVE POWER
3,333,154
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,333,154
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.27%
14   TYPE OF REPORTING PERSON *
IA, CO

                               SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Investors Services, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X
3    SEC USE ONLY
4    SOURCE OF FUNDS*
00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7    SOLE VOTING POWER
None
8    SHARED VOTING POWER
6,433,413
9    SOLE DISPOSITIVE POWER
None
10   SHARED DISPOSITIVE POWER
6,433,413
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,433,413
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.18%
14   TYPE OF REPORTING PERSON *
IA, CO

                               SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc. Employees Profit Sharing Plan
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X
3    SEC USE ONLY
4    SOURCE OF FUNDS*
WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
New York
7    SOLE VOTING POWER
None.  See Item 5(b)
8    SHARED VOTING POWER
89,884
9    SOLE DISPOSITIVE POWER
None.  See Item 5(b)
10   SHARED DISPOSITIVE POWER
89,884
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,884
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%
14   TYPE OF REPORTING PERSON *
EP

                               SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Martin D. Sass
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X
3    SEC USE ONLY
4    SOURCE OF FUNDS*
00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7    SOLE VOTING POWER
None
8    SHARED VOTING POWER
9,815,244
9    SOLE DISPOSITIVE POWER
None
10   SHARED DISPOSITIVE POWER
9,815,244
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,815,244
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.52%
14   TYPE OF REPORTING PERSON *
IN

                               SCHEDULE 13D
CUSIP NO.  20557T101
1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James B. Rubin
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)  X
3    SEC USE ONLY

4    SOURCE OF FUNDS*
00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
7    SOLE VOTING POWER
None
8    SHARED VOTING POWER
10,443,141
9    SOLE DISPOSITIVE POWER
None
10   SHARED DISPOSITIVE POWER
10,443,141
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,443,141
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.51%
14   TYPE OF REPORTING PERSON *
IN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4
Item 1(a)      Security and Issuer
      The purpose of this Amendment No. 4 to the statement on Schedule 13D previously filed by the Reporting Persons, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3, with respect to the Common Stock, par
value   $.01   per  share,  of  Computervision  Corporation,   a   Delaware
corporation,   with  principal  offices  at  100  Crosby  Drive,   Bedford,
Massachusetts 01730, is to update the status of the aggregate shareholdings of
M.D.   Sass  Associates,  Inc.  and  its  affiliated  investors   (the
"Investors"). As of the date of this Amendment, the Investors own a total of 10,443,141 shares equaling approximately 16.51% of the Issuer's total shares outstanding. This represents an increase of 1,071,500 shares from the total number of 9,371,641 shares owned as of the date of Amendment No. 3,. and an increase in percentage owned to approximately 16.51% from approximately 14.88% as of the date of Amendment No. 3.
Item 1(b)      Identity and Background
     The persons filing this statement are:
        Martin D. Sass
        James B. Rubin
        M.D. Sass Associates, Inc. ("Associates")
        M.D. Sass Investors Services, Inc. ("Investors")
            M.D. Sass Re/Enterprise Partners, L.P. ("Re/Enterprise")
        M.D. Sass Associates, Inc. Employee Profit Sharing Plan ("Plan")
The principal business address of each of the reporting persons is:
1185 Avenue of the Americas
     New York, New York  10036
      Associates and Investors are both Delaware corporations which are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.
      Re/Enterprise is a Delaware limited partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities  and  liabilities  of companies  experiencing  significant financial difficulty or in bankruptcy. Associates is the managing general partner of Re/Enterprise; Investors is also a general partner of Re/Enterprise.
      The Plan is a trust organized to administer the employee profit sharing plan of Associates. The Plan is administered by a Board of Trustees, which includes Mr. Sass.
The executive officers and directors of Associates and Investors are: Martin D. Sass, President and Chairman of the Board of Associates
and Investors
      Hugh R. Lamle, Executive Vice President of Associates and Investors, Director of Investors
      Martin E. Winter, Senior Vice President and Chief Financial Officer of Associates and Investors, Director of Associates and Investors
      Fred M. Stone, Senior Vice President and General Counsel of Associates and Investors
      James  B.  Rubin,  Senior  Managing  Director.of  Associates  and
Investors
      In the case of Messrs. Sass and Rubin, and each other person listed above pursuant to General Instruction C, their positions above constitute their principal occupation and employment, and their business address is c/o M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York 10036. Each is citizen of the United States.
      None of the reporting persons or the other persons listed pursuant to General Instruction C has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      Pursuant to the Rule 13d-3, the reporting persons are including as beneficially owned securities of other persons, which are not reporting persons nor required to be listed pursuant to General Instruction C. These persons include:
      Corporate Renaissance Group, Inc., a Delaware corporation ("CREN"), which has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Investors acts as the investment manager for CREN.
      M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax"), organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy.
      The  general  partner  of  Parallax is M.D. Sass G.P.U.  Inc.,  a
Delaware corporation ("GPU"), with an address c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.
      M.D. Sass Re/Enterprise-II, L.P. ("Re/Enterprise-II") is a Delaware limited partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Investors is the managing general partner and Associates is a general partner of Re/Enterprise-II.
      M.D. Sass Re/Enterprise International, Inc., a corporation organized under the laws of the British Virgin Islands ("International"), with its principal  business address at the Citco Building, Wickhams Cay,  P.O.  Box 662,
Road  Town,  Tortola,  British  Virgin  Islands.   International  was organized
for  the purpose of making investments in the  securities,  bank debt  and
claims of public and private companies.   M.D. Sass  Management, Inc.,  a
Delaware corporation ("Management"), with its principal business address at 1185 Avenue of the Americas, New York, New York 10036, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as the investment manager for International. Mr. Sass is the controlling stockholder of each of Associates, Investors, GPU and Management.
      M.D. Sass Universe Partners, L.P., a Delaware limited partnership ("Universe"), organized for the purpose of making investments in a broad range of equity and debt securities. Associates is the managing general partner and Investors and Mr. Sass are general partners of Universe, whose address is c/o M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York 10036..
      Mr. Rubin's reported shares include those held by a trust for his benefit ("Rubin Trust"), of which he is the trustee, and by a member of his family.
      Investors also acts as investment adviser to a number of third party employee benefit or retirement plans, which are subject to Employee Retirement Income Security Act of 1974. One of these plans (the "ERISA Plan") does, and other plans may from time to time, hold securities of the Issuer.
     Investors and Associates also act as investment adviser to a number of third party portfolio accounts (the "Managed Accounts) which do, and other Managed Accouns which may, from time to time, hold securities of the Issuer.
Item 3         Source and Amount of Funds or Other Consideration
      The funds for the acquisitions by Re/Enterprise, Re/Enterprise-II, Parallax, CREN, Universe and International were provided by monies invested as capital contributions by their respective partners or shareholders.
     The funds for acquisitions by the Plan, Rubin Trust and the ERISA Plan were provided by monies invested by or contributed on behalf of the employee participants in such plans. The Rubin family member invested personal funds.
      The funds for acquisitions by the Managed Accounts were provided by monies invested by or contributed on behalf of the beneficial owners of such accounts.
Item 4         Purpose of Transaction
      The  purpose  of the acquisitions was for investment.   Depending  on
market conditions and other factors, any of the reporting persons, or other persons listed above, may determine to acquire additional shares of Common Stock (either through market purchases or in private transactions) or to dispose of all or a portion of the Common Stock now or hereafter held.
      Except as set forth above, none of the reporting persons have any plans or proposals which related to or which would result in any of the actions described in subparagraphs (a) through (j) inclusive of Item 4 of
Schedule 13D.
Item 5         Interest in Securities of the Issuer

(a)   Re/Enterprise  holds  2,744,935 shares, constituting  4.34%,  of  the class.
     Re/Enterprise-II  holds  259,819 shares, constituting  0.41%  of  the class.
     International  holds  2,352,499 shares, constituting  3.72%,  of  the class.
     Parallax holds 939,448 shares, constituting 1.48%, of the class.
     The Plan holds 89,884 shares, constituting 0.14%, of the class.
     Universe, which held 533,600 shares as of the date of Amendment No. 3, sold such shares to International and Re/Enterprise II and now holds 0 shares, constituting 0% of the class.
     The  ERISA  Plan holds 2,492,859 shares, constituting  3.95%  of  the class.
     CREN holds 607,400 shares, constituting 0.96% of the class.
     The Rubin Trust holds 627,897 shares, constituting 0.99% of the class. The Managed Accounts hold 328,400 shares, constituting 0.52% of the class.
      Associates, as a general partner of Universe, Re/Enterprise, and Re/Enterprise-II, and as investment adviser to certain Managed Accounts, may be deemed to beneficially own an aggregate of 3,333,154 shares, constituting 5.27% of the class.
      Investors, as a general partner of Universe, Re/Enterprise, and Re/Enterprise-II, and as investment adviser to the ERISA Plan, CREN, and certain Managed Accounts, may be deemed to beneficially own an aggregate of 6,433,413 shares, constituting 10.18% of the class.
      Management, as the investment adviser to International, may be deemed to beneficially own the 2,352,499 shares held by International.
      Mr. Sass, by virtue of his controlling interest in each of Associates, Investors, Management and GPU, and as a trustee of the Plan, may be deemed to beneficially own an aggregate of 9,815,244 shares, constituting 15.52% of the class.
      Mr. Rubin, by virtue of his position with Associates and Investors, and as portfolio manager to Parallax, Management and the Plan, may be deemed to beneficially own 10,443,141 shares, constituting 16.51% of the class, including Common Stock owned by the Rubin Trust and by his family member.
      Percentages  are based on 63,189,351 shares outstanding  at  May  10,
1996.
      (b) Re/Enterprise has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general partner, Associates. Associates, Investors and Messrs. Sass and Rubin, by virtue of their positions as general partners or officers of the general partners may be deemed to share such power with Re/Enterprise.
      Re/Enterprise-II has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general partner, Investors. Associates, Investors and Messrs. Sass and Rubin, by virtue of their positions as general partners or officers of the general partners may be deemed to share such power with Re/Enterprise-II.
      International has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment manager, Management. Management, by virtue of its position as investment manager, and Messrs. Sass and Rubin, by virtue of their positions may be deemed to share such power with International.
      CREN has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment adviser, Investors. Investors, by virtue of its position as investment adviser, and Messrs. Sass and Rubin, by virtue of their positions may be deemed to share such power with CREN.
      Parallax has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general
partner,  GPU.   GPU,  by virtue of its position as  general  partner,  and
Messrs. Sass and Rubin, by virtue of their positions may be deemed to share such power with Parallax.
      The Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its Board of Trustees. Messrs. Sass and Winter, by virtue of their positions as trustees, and Mr. Rubin by virtue of his position as portfolio manager to the Plan, may be deemed to share such power with the Plan.
      Universe has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general partner, Associates. Associates, Investors and Messrs. Sass and Rubin, by virtue of their positions as general partners or officers of the general partners may be deemed to share such power with Universe.
      The ERISA Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment adviser, Investors. Investors, by virtue of its position as investment adviser, and Messrs. Sass and Rubin, by virtue of their positions, may be deemed to share such power with the ERISA Plan.
      The Managed Accounts have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment advisers, Investors and Associates. Investors and Associates, by virtue of their positions as investment advisers, and Messrs. Sass and Rubin, by virtue of their positions, may be deemed to share such power with the Managed Accounts.
      Pursuant to Section 240.13d-4, Mr. Sass, Mr. Rubin, Associates, Investors, the Plan and Re/Enterprise, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Common Stock held or managed for the accounts of others, and the filing of this Schedule 13D by, or the naming of such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of any such securities of the Issuer.
      (c) A schedule of each transaction in the Common Stock by the persons described above since April 9, 1996 is attached as Exhibit A.
     (d) Associates, Investors and Management are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 which advise or act as general partners to private investment companies and advise employee benefit plans. With respect to Common Stock held by those investment companies, numerous persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No such person is known to have an interest that relates to more than 5% of the Common Stock.
     (e)       Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
      Except  as  described in the reporting persons' Amendment  No.  3  to
Schedule 13D with respect to transactions on or before April 9, 1996, which is amended hereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Common Stock or other securities of the Issuer.
Item 7         Material to Be Filed as Exhibits
     (A)       Schedule of Transactions in Common Stock

Signatures
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 12, 1996             /s/ Martin D. Sass
                                   _________________________
                                   Martin D. Sass


                                   /s/ James B. Rubin
                                   __________________________
                                   James B. Rubin


                                   M.D. Sass Associates, Inc.


                                   By:  /s/ Martin E. Winter
                                   ___________________________
                                   Martin E. Winter
                                   Senior Vice President


                                   M.D. Sass Investors Services, Inc.


                                   By:  /s/ Martin E. Winter
                                   ____________________________
                                   Martin E. Winter
                                   Senior Vice President


                                   M.D. Sass Re/Enterprise Partners, L.P.
                                      By:  M.D. Sass Associates, Inc.
                                       General Partner


                                   By:  /s/ Martin E. Winter
                                   ____________________________
                                   Martin E. Winter
                                   Senior Vice President


                                   M.D. Sass Associates, Inc. Employee
                                     Profit Sharing Plan


                                   By:  /s/ Martin E. Winter
                                   ____________________________
                                   Martin E. Winter
                                   Trustee